Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF MAY 2, 2017

DATE, TIME AND PLACE: On May 2, 2017 at 5:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: The majority of the elected members.

RESOLUTIONS ADOPTED UNANIMOUSLY:

Opening the meeting, the Directors examined the financial statements for the period from January to March 2017 and the subject of: (i) a favorable opinion of the Fiscal Council; and (ii) an unqualified report from the independent auditors.

Following due consideration, the Directors concluded as to the accuracy of all the examined documents, unanimously approving them and authorizing their publication through submission to the Brazilian Securities and Exchange Commission - CVM, BM&FBOVESPA S.A. – Securities Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange (the latter two both in the USA).

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), May 2, 2017. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló and Nildemar Secches – Directors.

MARCELO KOPEL

Investor Relations Officer